Exhibit 99.1

NewLead Holdings Announces Commercial Performance of MT Sofia in 2015

Hamilton, BERMUDA, January 20, 2016 - NewLead Holdings Ltd. (OTC Pink: NEWL) ("NewLead" or the "Company") announced today a review of the commercial performance of one of its bitumen tanker vessels, the MT Sofia (“Sofia” or the “Vessel”) in 2015.

The Sofia is a 2008-built bitumen tanker vessel of 2,888 dwt and is one of the five bitumen tanker vessels that were delivered to NewLead’s fleet during the fourth quarter of 2014.

In 2015, the Sofia traded in the spot market under consecutive voyages. From January to December 2015, the Vessel completed twenty different voyage charter agreements and twenty-nine different voyages. During the same period, the Vessel transported approximately 76,785 metric tons of bitumen stored and delivered at temperatures above 180 degrees Celsius.

The Sofia has been trading mainly in the Central and East Mediterranean and the Black Sea areas with the Vessel loading in Greece and Italy and discharging in Greece, Lebanon, Cyprus, Libya, Romania, Egypt and Turkey at oil major refineries.

Upon delivery of the Sofia to NewLead, the Company invested in the maintenance and improvement of the Vessel’s condition so as to become more attractive to charterers. NewLead improved the intake capacity of the Vessel, as well as the fuel efficiency for steaming and heating that resulted from the installation of new high specification equipment and the continuous efforts of the specialized crew on board the Vessel.

Mr. Michael Zolotas, Chairman and Chief Executive Officer of NewLead, stated, "The employment efficiency of Sofia in 2015 was the result of NewLead’s effective commercial, operational and technical management. The adaptive but prudent chartering strategy, the flexible operational performance together with the successful vetting of the vessel by principal oil majors and oil traders led to the enhanced and continuous attraction by reliable and reputable charterers. In 2015, the Sofia was constantly employed at competitive market rates while the vessel traded in a highly demanding and competitive market area that continues to remain one of the most active bitumen trading areas worldwide.”

Mr. Zolotas, added: “Global asphalt trade is rising both regionally and globally and is expected to increase over the period 2016-2020 due to tight supply. Bitumen prices are getting more competitive since they are directly related to oil prices. I believe increased funding for road infrastructure in all developed and developing countries is expected to increase demand for bitumen in the next four years.”

COVERAGE

NewLead has 6.82% and 55.75% of its operating days covered for 2016 for the dry-bulk and bitumen tanker vessels, respectively.

Fleet Update

The following table details NewLead's fleet as of January 19, 2016:

Vessel Name	Size (dwt)	Vessel Type	Year Built	Charter Expiration Date
Dry Bulk Carriers
Newlead Castellano	35,542	Eco-type Handysize	2013	Spot
Newlead Albion	32,318	Eco-type Handysize	2012	Spot
Newlead Venetico	32,394	Eco-type Handysize	2012	Spot
Newlead Victoria	75,966	Panamax	2002	Spot
Tanker Vessels
Newlead Granadino	5,887	Asphalt/Bitumen Oil Tanker	2009	min Q3 2016 - max Q3 2017
Katerina L	3,357	Asphalt/Bitumen Oil Tanker	2009	Q4 2016
Nepheli	3,416	Asphalt/Bitumen Oil Tanker	2009	Q3 2016
Ioli	3,396	Asphalt/Bitumen Oil Tanker	2009	min Q1 2016 - max Q1 2020
Sofia	2,888	Asphalt/Bitumen Oil Tanker	2008	Spot
Gema[1]	19,831	Oil Tanker	2001	Spot

1.	Third party vessel under management

About NewLead Holdings Ltd.

NewLead Holdings Ltd. is an international vertically integrated shipping, logistics and commodity company providing ideal solutions for seaborne transportation of dry bulk commodities and petroleum products through owned and managed vessels. NewLead controls a fleet of nine vessels, including four dry bulk and five tanker vessels and manages one third party tanker vessel. NewLead is a Securities and Exchange Commission (“SEC”) reporting Foreign Private Issuer in compliance with applicable SEC rules and regulations and current in its SEC reporting, utilizing U.S. Generally Accepted Accounting Principles’ financial reporting standards. NewLead's common shares are traded under the symbol "NEWL" on the OTC Pink Current marketplace. To learn more about NewLead Holdings Ltd., please visit NewLead’s website at www.newleadholdings.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as "anticipate," "estimate," "project," "plan," and "expect," are intended to be ''forward-looking" statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as the creditworthiness of our counterparties, the reliability of reserve reports, our ability to extract or acquire coal to fulfill contracts, the consummation of conditional contracts, future operating or financial results; our liquidity position and cash flows, our ability to borrow additional amounts under our revolving credit facility and, if needed, to obtain waivers from our lenders and restructure our debt, and our ability to continue as a going concern; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the product tanker and dry bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters; and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead's filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor and Media Relations:

Elisa Gerouki

NewLead Holdings Ltd.

Telephone: + 30 213 014 8023

Email: egerouki@newleadholdings.com

# # #